Flowr Provides Corporate Update
Announces C$15 Million Private Placement Led By Management and the Board; Adds Seasoned Board Member, Don Duet, and Head of Capital Markets, Thierry Elmaleh

Toronto, Ontario — April 29, 2019 (GLOBE NEWSWIRE) – The Flowr Corporation (TSX.V: FLWR; OTC: FLWPF) (“Flowr” or the “Company”), a Canadian Licensed Producer and global leader in premium cannabis R&D and innovation, today provided a corporate update on various matters. Details are as follows:

Private Placement

Flowr intends to complete a non-brokered private placement of up to 2,400,000 common shares of Flowr at a price of C$6.25 per common share for aggregate gross proceeds of up to C$15 million (the “Private Placement”).

The Company expects to use the proceeds of the Private Placement for general working capital purposes, including for the funding of construction of certain operations of Holigen Holdings Limited (“Holigen”). Holigen is a European-based cannabis company in the process of developing large-scale GMP-compliant cultivation facilities in Portugal and Australia that are expected to provide medical cannabis products, ingredients, and plants and seeds to markets globally.

Investors participating in the Private Placement, and investing an aggregate of approximately C$3,600,000, include Flowr CEO Vinay Tolia, Chairman, Steve Klein, through Core Flow Canada Holdings Inc. (“Core Flow”), as well as individual members of Flowr’s Board of Directors (“Board”), including new Board member Don Duet. The participation of Flowr’s senior management team and Board members demonstrates their long-term commitment to Flowr’s corporate strategy and business model. Closing of the Private Placement is expected to occur on or about May 10, 2019, but is at the discretion of the Company (the “Closing Date”). The Company will announce the outcome of the Private Placement after closing in a subsequent press release. As of the date of this press release, management and Board members currently own or exercise control over 60% of the securities interests of Flowr (taking into account the Company’s 87,045,352 issued and outstanding common shares and 43,950,000 securities held by certain shareholders in a subsidiary of the Company that are convertible into common shares of Flowr for no additional consideration).

“Through leading each round of financing for the Company, Core Flow has a strong conviction in Flowr’s edge in designing and constructing highly efficient facilities and producing high quality cannabis products”, said Steve Klein. “Moreover, Flowr is building a company, from its management team to cultivators, that I believe is second to none."

Pricing of the Private Placement was determined by the Board based on the closing price for the common shares on the date prior to announcement of the Private Placement and in compliance with regulatory policies. All common shares issued under the Private Placement will be delivered from Canada and are subject to a hold period expiring four months and one day from the Closing Date.

The Private Placement is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange.

The common shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Holigen Investment

Portugal

Through its investment, Flowr is supporting Holigen’s proposed €45 million investment in Portugal to produce medicinal cannabis outdoors and generate 200 jobs over the next four years. Holigen’s first installation in Portugal is under construction in Sintra, with 21,500 square feet for cultivation, processing, GMP manufacturing and R&D operations. Holigen has been granted a cultivation license for its Sintra indoor facility which now has mother plants growing and in development. In addition, the GMP extraction and packaging areas in the Sintra facility have been completed and the extraction equipment is in place and undergoing testing. The GMP manufacturing inspection for Sintra’s indoor facility is scheduled and expected to occur in June 2019.

In addition, this year, Holigen expects to initiate the installation of one of the largest outdoor cannabis cultivation facilities for cannabis sativa (THC) in the world in Aljustrel, Portugal, which will have a combined production, transformation and R&D area of more than 7,000,000 square feet. Holigen’s Aljustrel site is now security fenced and is expected to be ready for inspection by the Portuguese authorities in May 2019. This project has been designated a Project of National Interest by the Portuguese government, which ensures special handling and prioritization by government agencies and access to low cost financing.

Australia

In Australia, Holigen has been licensed by the Office of Drug Control (ODC) to cultivate and manufacture medicinal cannabis products, and was granted Good Manufacturing Practice (GMP) by the Therapeutic Goods Administration for labelling, secondary packaging and release for supply in November 2018. Holigen is on track to have its full manufacturing facility in Australia inspected to Good Manufacturing Practice (GMP) later this year.

Subject to available financing, Phase 1 construction at the Australian facility is expected to be finalized in the second half of this year in preparation for an ODC inspection, and Phase 2 construction is expected be completed by August 2019. Upon completion of construction, inspections, permitting and licensing, Holigen expects to start manufacturing in Australia by the end of this year.

As Holigen continues to progress through its licensing process in Portugal and Australia, it has also been granted cannabis clone import permits from Flowr as well as seed, tissue culture and seedling import permits in Europe and Australia.

Holigen, through partnerships it has and is developing, has access to pharmaceutical distribution in over 35 countries across Europe and the southern hemisphere (excluding South America), including a distribution partner that has approximately 170 client wholesale and distribution outlets and is experienced in international importing and exporting of certain medicines.

Holigen also has a highly skilled team in place with extensive experience in the pharmaceutical, distribution and construction industry, including senior engineers in the opiate industry (cultivation and extraction), senior GMP specialists, senior regulatory pharmacists experienced in dealing with European regulations and pharmacopeia, and senior construction executives.

Further to the announcement made by the Company on December 20, 2018, Flowr is in the process of closing its 19.8% interest in Holigen and is evaluating a further acquisition and/or investment into Holigen. The Company provides no assurances that a transaction with Holigen will be completed as proposed or at all.

Board and Management Update

Flowr also announced changes to its Board of Directors and the addition of Thierry Elmaleh, as Head of Capital Markets.

Current Board member Rishi Shah has stepped down as Lead Independent Director, and current Board member Karen Basian will replace him in the role. Don Duet, former Partner, Head of Global Technology Division, Goldman Sachs, will be filling Mr. Shah’s Board seat, and will join the Audit Committee, Nominating and Corporate Governance Committee and Human Resources and Compensation Committee, the latter of which he will Chair. Additionally, Tom Flow has decided to transition from his role as Co-CEO and Board member to the position of Founder and Managing Partner, enabling him to better focus his time on Flowr’s operations (including the ramp up of Holigen’s business), as the Company continues to focus on scaling its operations globally.

“I can speak for the entire Board of Directors in expressing our gratitude to Rishi and Tom for their many valuable contributions to our company’s governance. We believe that Don’s appointment highlights our continued focus on governance and assembling a Board with diverse skillsets. We are also excited to have Tom back in a role that better utilizes his passion and expertise on our global operational initiatives, as we pursue our goal of growing cannabis of the highest possible quality,” said Mr. Tolia.

Mr. Tolia continued, “with the addition of Thierry on our team, we also believe we are well positioned to continue executing on our capital markets strategy, as Flowr grows and gains additional exposure to the investment community.”

About New Board Member and Head of Capital Markets

Don Duet – Over his nearly 30-year career at Goldman Sachs, Mr. Duet ran the bank’s Technology Division, helping lead investments in emerging companies including Square, Docker and Barefoot Networks. Mr. Duet currently serves as Senior Advisor to McKinsey & Company and as an Advisory Board Member to Centana Growth Partners, a growth equity firm. He graduated from Marist College with a degree in Computer Science.

Thierry Elmaleh – Mr. Elmaleh brings 15 years of progressively more senior leadership experience in capital markets to Flowr. Most recently, Mr. Elmaleh was a Managing Director in the Trading Products division at BMO Capital Markets, which was the first Canadian Schedule 1 Bank to provide investment banking services to the cannabis sector. Prior to joining BMO, Mr. Elmaleh led the buildout of Susquehanna’s US equity and derivatives business in Canada, was a Vice President in Institutional Equity Sales at Bank of America Merrill Lynch & began his career as an investment banking analyst at TD Securities. Mr. Elmaleh has an MBA from the Rotman School of Management at the University of Toronto and a BA in Economics from McGill University.

Grant of Equity Incentives

In addition, Flowr also announced today that the Board has approved the granting of an aggregate of 615,000 incentive stock options (the “Options”) and aggregate of 100,000 restricted share units (the “RSUs”) to certain officers of the Company. The Options are exercisable at a price of CAD$5.93 per share for a period of five years. The Options will vest either: (i) in equal proportion on a monthly basis over a period of thirty-six months, with the first monthly vesting to occur on March 31, 2019, with each subsequent vesting to occur on each of the following thirty-five (35) subsequent one (1) month anniversaries of that date; or (ii) as to thirty-three and one-third percent (331/3%) on each anniversary of the date of commencement of employment for the applicable officer. The RSUs will vest as to thirty-three and one-third percent (331/3%) on each anniversary of the date of commencement of employment for the applicable officer.

About The Flowr Corporation

Flowr, through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Toronto and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own growing systems. Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit www.flowr.ca. Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

On behalf of The Flowr Corporation:
Vinay Tolia
CEO and Director

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr, Holigen and their respective businesses, which may include, but are not limited to: the Private Placement, including the size of the Private Placement, dilution, use of proceeds, closing date and required approvals, statements with respect to Core Flow’s conviction in Flowr’s edge in designing and constructing highly efficient facilities and producing high quality cannabis products, Core Flow’s views on Flowr building a company that is second to none, the transactions described herein, statements with respect to Holigen developing large-scale GMP compliant cultivation facilities that will provide medical cannabis products, ingredients, plants and seeds to markets globally, Holigen’s markets, Holigen having the ability to raise and invest €45 million into Portugal, Holigen producing cannabis outdoors and generating 200 jobs over the next four years, the production capacity of Holigen, the scale of Holigen, including with respect to Holigen having one of the largest outdoor cultivation facilities for cannabis sativa, the status of Holigen’s licensing and inspection process, including the timing of receipt of all required licenses and the timing of all inspection, the partnerships Holigen is forming with distributors globally, including the partnership with the distributor described herein, Holigen’s facilities, Holigen seeking to have GMP compliant facilities, the dates for inspections and final granting of licenses for Holigen’s facilities and properties, the completion and operational dates for Holigen’s facilities and properties, including the timing thereof, the production capacity of such facilities and properties, the extraction of dried flower at Holigen’s facilities, the designation of Holigen’s Portuguese projects being a Project of National Interest, which allows special handling and prioritization by government agencies and access to low cost financing, the completion of construction of Holigen’s facilities in Australia, including each phase of completion and the timing thereof, the timing in which Holigen expects to begin manufacturing products in each of its facilities, the closing of Flowr’s 19.8% interest in Holigen, including the timing thereof, the Company evaluating a further acquisition and/or investment into Holigen, the Company continuing to focus on scaling its operations globally and pursuing its goal of growing cannabis at the highest possible quality, Mr. Duet’s and Mr. Elmaleh’s appointment, including the appointment of Mr. Duet highlighting Flow’s focus on governance and diverse skillsets, Mr. Elmaleh’s enabling Flowr to be better positioned to execute on its capital markets strategy, Flowr’s investment in research and development along with its sense of craftsmanship and spirit of innovation enabling it to provide premium-quality cannabis that appeals to the adult-use market and addresses specific patient needs in the medicinal market and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “potential”, “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect.

The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to the failure to obtain regulatory approvals, the failure to complete the transactions described herein, including as a result of certain conditions not being satisfied, the failure to complete the Private Placement or a reduction in the amount of the Private Placement, which could result in lack of funds available to Flowr for further development and/or result in Flowr having to raise capital by alternative means on less favourable terms, the dilution to shareholders as a result of the Private Placement, Flowr not using the proceeds of the Private Placement as described herein, the closing of the Private Placement being delayed, Flowr not having an edge in designing and constructing highly efficient facilities and producing high quality cannabis products, which could result in Flowr losing a competitive advantage over its peers, Flowr not building a company that is second to none, Holigen’s inability to develop large-scale GMP compliant cultivation facilities that will provide medical cannabis products, ingredients, plants and seeds to markets globally, which could have a significant impact on Flowr’s investment in Holigen, Holigen not having access to the markets described herein, Holigen not being able to raise and invest €45 million into Portugal, which would significantly delay Holigen’s business plans, and materially impact Flowr’s investment in Holigen, Holigen being unable to produce jobs at the scale described herein, which would materially impact its status with as a Project of National Interest and materially affect Holigen’s ability to grow, the production capacity and scale of Holigen being significantly less than projected herein, competitors having larger facilities and sites than Holigen, which could create an oversupply of the markets that Holigen is targeting, Holigen failing to obtain the licenses and permits described herein or being delayed in obtaining them, which could materially impact the timing of operations, business, financial condition and Flowr’s investment in Holigen, the inspections described herein not being completed or being delayed, which could materially impact the timing of operations, business, financial condition and Flowr’s investment in Holigen, Holigen not being able to form the partnerships described herein with distributors globally, Holigen’s partnership with the distributor described herein being terminated, risks associated with Holigen’s facilities, Holigen not completing its facilities and properties, or being delayed in completing them, which could have a martial adverse impact the timing of operations, business, financial condition and Flowr’s investment in Holigen, Holigen’s projects not being designated or losing status as a Project of National Interest, which would impact or result in the loss of the special handling and prioritization by government agencies and access to low cost financing for these projects, Flowr’s not closing its 19.8% interest in Holigen, which would result in a loss of Flowr’s investment in Holigen, the Company not completing a further acquisition and/or investment into Holigen, the Company not being able to scale its operations globally and not being able to pursue its goal of growing cannabis at the highest possible quality, which could materially impact Flowr’s business, financial condition and operations, Mr. Duet not bringing a set of diverse skills and/or governance skills to Flowr, Mr. Elmaleh’s not enabling Flowr to be better positioned to execute on its capital markets strategy, risks relating to the use of Flowr’s or Holigen’s products, risks relating to the markets in which Flowr and Holigen operate and/or distribute their respective products, possible failure to realize the anticipated benefits of the transactions described herein, the reliance on information provided by Holigen about its business and plans, the inability of Holigen to complete its licensing process or construct its facilities or properties as a result of a lack of funding, the cost of production of Holigen being more than expected, resulting in lower earnings, Holigen not having one of the largest cultivation facilities, or competitors being able to construct and operate comparable facilities and properties, Portugal and Flowr failing to provide Holigen with the climate, workforce and cultivation expertise, as applicable, to produce one of the lowest cost cultivation operations, Holigen not being able to export low-cost cannabis and not having direct access to EU markets and global markets, which would materially impact revenues and earnings, Flowr’s industry leading cultivation expertise and partnership with Holigen not enabling Flowr to gain exposure to the European and Australian markets, Holigen not being able to construct and license GMP compliant facilities, which could impact the ability to sell products where such compliance is required, the combination of Holigen and Flowr failing to create a worldwide leader in production, the production capacity of such facilities and properties not being achieved, which could materially impact the value of Holigen, the inability to extract dried flower at Holigen’s facilities, the relationship between Flowr and Holigen failing to create a leading cannabis franchise in Europe and Australia, Holigen’s inability to develop medical cannabis brands, leveraging its distribution partnerships, or evaluating alternative product lines, the partnership between Flowr and Holigen not benefiting Holigen in executing on the licenses it holds and is obtaining, Holigen failing to participate in the Australian government’s export strategy or being delayed in participating in such opportunity, Holigen and Flowr not being in a unique position to act as a true medical cannabis multinational, Holigen’s inability to grow the amount of cannabis described herein, which could adversely impact revenues, the fact that the facilities described herein may not include all the elements described in this press release, which could adversely impact the partnership described herein, Flowr not being able to sustain its competitive advantage in cultivation and being unable to remain at the forefront of industry innovation, whether as a result of failed construction of the facilities described herein or otherwise, Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Flowr requiring additional financing from time to time in order to continue its operations or assist Holigen with its licensing and construction projects, and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, Flowr not being able to provide premium quality cannabis that appeals to the adult-use market and addresses specific patient needs in the medicinal market, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks asso ciated with growth and competition (including, without limitation, with respect to Flowr’s and Holigen’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr.

Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

CONTACT INFORMATION:
U.S. MEDIA:
Tim Streeb, ICR
1-646-677-1800
tim.streeb@icrinc.com

CANADIAN MEDIA:
Rebecca Brown, Crowns Agency
1-647-456-5599
rebecca@crowns.agency

INVESTOR RELATIONS:
Raphael Gross, ICR
1-203-682-8253
raphael.gross@icrinc.com

Bram Judd
The Flowr Corporation
1-647-483-7065 ext. 1520
bram@flowr.ca